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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                             INTEGRAL VISION, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   45811H106
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                                 (CUSIP Number)

                               JOHN R. KIELY, III
                                17817 DAVIS ROAD
                                DUNDEE, MI 48131
                          (419) 242-2300, EXTENSION 2
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               SEPTEMBER 29, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO.  45811H106
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                                     JOHN R. KIELY, III
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) N/A

    (b) N/A

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

                                     PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
                                     N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                                     2,511,422
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                     10,200
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                     2,511,422
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                     10,200
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,521,622
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
                                     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     21.19%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                     IN
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
ITEM 1. SECURITY AND ISSUER

                  COMMON STOCK

                  INTEGRAL VISION, INC.
                  38700 GRAND RIVER AVENUE
                  FARMINGTON HILLS, MI 48335

ITEM 2. A.        JOHN R. KIELY, III

                  B.       17817 DAVIS ROAD
                           DUNDEE, MI  48131

                  C.       VICE PRESIDENT

                           VISTULA MANAGEMENT COMPANY
                           1931 SCOTTWOOD AVENUE, SUITE 700
                           TOLEDO, OH  43620

                           VISTULA MANAGEMENT COMPANY IS A REAL ESTATE
                           DEVELOPMENT AND MANAGEMENT COMPANY

                  D.       NO APPLICABLE CRIMINAL CONVICTIONS

                  E.       NO APPLICABLE CIVIL PROCEEDINGS

                  F.       CITIZENSHIP:  U. S. A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  PERSONAL FUNDS IN THE AMOUNT OF $75,000 WERE USED TO MAKE THE PURCHASE OF $75,000 FACE VALUE OF NOTES AND WARRANTS TO PURCHASE 225,000 SHARES OF THE COMMON STOCK OF ISSUER ON SEPTEMBER 29, 2003 -- THE TRANSACTION WHICH NECESSITATED THIS FILING




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ITEM 4. PURPOSE OF TRANSACTION

                  THE SOLE PURPOSE OF THE MOST RECENT ACQUISITION OF SECURITIES OF THE ISSUER (AND ALL PREVIOUS ACQUISITIONS) IS (are) FOR LONG TERM INVESTMENT PURPOSES AS A PASSIVE INVESTOR.

                  JOHN R. KIELY, III (THE "FILER") MAY PURCHASE ADDITIONAL LONG TERM NOTES AND WARRANTS, SHORT TERM NOTES, OR CONVERTIBLE NOTES OF ISSUER IN THE FUTURE IF ADDITIONAL FUNDS ARE NEEDED BY ISSUER, BUT HAS MADE NO COMMITMENT TO DO SO AND HAS NO SPECIFIC PLAN TO DO SO.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (A) THE AGGREGATE NUMBER OF COMMON SHARES IN WHICH THE FILER HAS AN INTEREST IN IS 2,521,622 (OF WHICH 2,472,822 SHARES ARE REPRESENTED BY WARRANTS TO ACQUIRE SHARES OF THE ISSUER -- SAID WARRANTS ALL ACQUIRED DIRECTLY FROM THE ISSUER IN CONJUNCTION WITH THE PURCHASE OF NOTES OF THE ISSUER). THE FILER ALSO OWNS SHORT TERM NOTES OF THE ISSUER WHICH PROVIDE FOR THE ACCRUAL OF WARRANTS TO BE ISSUED TO FILER BASED ON THE LENGTH OF TIME SAID SHORT TERM NOTES ARE OUTSTANDING. AS OF OCTOBER 6, 2003, FILER HAS ACCRUED THE RIGHT TO BE ISSUED 162,186 WARRANTS TO PURCHASE AN ADDITIONAL 162,186 SHARES OF ISSUER.

                  (B) THE FILER HAS THE SOLE POWER TO VOTE AND DISPOSE OF 2,511,422 OF THE 2,521,622 SHARES LISTED IN ITEM 5.(A) ABOVE. THE FILER SHARES THE POWER TO VOTE AND TO DISPOSE OF 10,200 OF THE 2,521,622 SHARES. WHEN AND IF THE ADDITIONAL WARRANTS WHICH ARE ACCRUING ON THE SHORT TERM NOTES DESCRIBED IN ITEM 5.(A) ABOVE ARE ISSUED TO FILER, FILER WILL HAVE THE SOLE RIGHT TO VOTE AND DISPOSE OF SHARES ACQUIRED BY THE EXERCISE OF SAID WARRANTS.

                  (C) THE FILER ACQUIRED WARRANTS TO PURCHASE 225,000 SHARES OF THE COMMON STOCK OF ISSUER ON SEPTEMBER 29, 2003 IN CONJUNCTION WITH THE PURCHASE OF $ 75,000 LONG TERM NOTES OF ISSUER (AT A TOTAL COST OF $ 75,000). THE PURCHASE OF SAID NOTES WAS DIRECTLY FROM THE ISSUER.

                  (D) AND (E) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                  SECURITIES OF ISSUER

                  NONE

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

                  NONE


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                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE, AND CORRECT.

DATE:                      OCTOBER 7, 2003


SIGNATURE:          /S/   JOHN R. KIELY, III
          -----------------------------------------------
                        JOHN R. KIELY, III